Exhibit 99.1

Sterlite Industries (India) Limited
Registered Office at SIPCOT Industrial Complex, Madurai Bye-Pass Road, TV Puram PO, Tuticorin — 628 002
NOTICE
Notice is hereby given that an Extraordinary General Meeting of the Members of the Company will be held on Saturday, July 11, 2009 at 12.30 PM. at the Registered Office of the Company — Tamira Club Auditorium, Tamira Niketan, SIPCOT Industrial Complex, T.V.Puram P.O., Madurai Bye Pass Road, Tuticorin — 628 002, Tamilnadu to transact the following business:
SPECIAL BUSINESS

1.	To consider issue of Securities to Qualified Institutional Buyers (QIB) under Qualified Institutions Placement (QIPs)

To consider and if thought fit, to pass, with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and any other laws, rules and regulations (including any amendments thereto or re-enactments thereof for the time being in force) as may be applicable and subject to the provisions of the Memorandum and Articles of Association of the Company and subject to such approvals, consents, permissions and sanctions of such statutory and/or regulatory authorities, including of the Stock Exchanges in terms of the Listing Agreements entered into by the Company with the Stock Exchanges where the shares of the Company are listed, as may be applicable, and subject to such conditions and modifications as may be prescribed by any of them in granting such approvals, consents, permissions and sanctions which may be agreed to by the Board of Directors of the Company (the ‘Board’ which term shall include any Committee which the Board of Directors may have constituted or may hereafter constitute for the time being for exercising the powers conferred on the Board of Directors by this Resolution) and pursuant to the provisions of the SEBI Guidelines for Qualified Institutions Placement (“QIP”) under Chapter XIII-A of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 for the time being in force, whether or not such QIBs are members of the Company, the consent of the members be and is hereby accorded to the Board to create, offer, issue and allot in one or more placements/tranches to Qualified Institutional Buyers (“QIB”) as defined in sub-clause (xxiva) of Clause 1.2 of SEBI (Disclosure and Investor Protection) Guidelines, 2000 for the time being in force, equity shares and/or fully convertible debentures and/or partly convertible debentures and/or non-convertible debentures with warrants, and/or any securities (other than warrants), which are convertible into or exchangeable with equity shares at a later date (the “Securities”) at such time or times as the Board may hereafter decide and at a price to be determined by the Board in accordance with Clause 13A.3 of SEBI Guidelines

Sterlite Industries (India) Limited
Registered Office at SIPCOT Industrial Complex, Madurai Bye-Pass Road, TV Puram PO, Tuticorin — 628 002

for Qualified Institutions Placement specified under Chapter XIII-A of SEBI (Disclosure and Investor Protection) Guidelines, 2000 for the time being in force, provided that the issue of Securities as aforesaid shall not result in increase of the Issued, Subscribed and Paid-up share capital of the Company by more than 25% (twenty five per cent) of the then post—issue, Issued, Subscribed and Paid-up Equity Share Capital of the Company;

RESOLVED FURTHER THAT in accordance with Clause 13A.2.2 of Chapter XIII-A of SEBI (Disclosure and Investor Protection) Guidelines, 2000, for the time being in force, a minimum of 10% of the Securities issued pursuant to said guidelines shall be allotted to mutual funds and if no mutual fund is agreeable to take up the minimum portion or any part thereof, then such minimum portion or part thereof may be allotted to other Qualified Institutional Buyers;

RESOLVED FURTHER THAT the “relevant date” for pricing of the Securities, under the QIP as per the Chapter XIII-A of the SEBI (Disclosure and Investor Protection) Guidelines, 2000, for determination of minimum price for the issue of the Securities and/or shares arising out of conversion of Securities will be the date of the meeting in which the Board decides to open the proposed issue of Securities, or, in case of Securities which are convertible or exchangeable with equity shares, the date on which the holder of Securities becomes entitled to apply for equity shares, as the Board may, at the time of the decision to open the proposed issue decides, provided that any conversion/exchange shall occur not later than 60 (sixty) months from date of allotment of the Securities;

RESOLVED FURTHER THAT the Board be and is hereby authorized to appoint and enter into and execute all such arrangements/agreements, as the case may be, with any merchant bankers/advisors/registrars and all such agencies/ intermediaries as may be required including payment to such agencies/intermediaries of commission, brokerage, fees, remuneration for their services and expenses incurred in relation to the issue of Securities and also to seek listing of such Securities on the Stock Exchanges where the Company’s shares are listed;

RESOLVED FURTHER THAT the Board be and is hereby authorized to finalise the mode and the terms of issue of Securities under the QIP and all equity shares allotted under or arising from such QIP will rank pari passu in all respects with the existing equity shares of the Company;

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose with power to the Board to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities and utilization of proceeds including but without limitation to the creation, in such form and manner as may be required, of such mortgage/charge under Section 293(1)(a) of the said Act in respect of the aforesaid Securities either on pari passu basis or otherwise, as it may in its absolute discretion deem fit without being required to seek

Sterlite Industries (India) Limited
Registered Office at SIPCOT Industrial Complex, Madurai Bye-Pass Road, TV Puram PO, Tuticorin — 628 002

any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution;

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Committee of Directors or the Chairman or any other officers/authorised representatives of the Company to give effect to this resolution.”

2.	To consider raising of funds through issue of American Depository Receipts (ADRs)/Global Depository Receipts (GDRs)/ Foreign Currency Convertible Bonds (FCCBs)/any other securities

To consider and if thought fit, to pass, with or without modification(s), the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and any other laws, rules and regulations (including any amendments thereto or re-enactments thereof for the time being in force) as may be applicable and subject to the provisions of the Memorandum and Articles of Association of the Company and subject to such approvals, consents, permissions and sanctions of such statutory and/or regulatory authorities, including of the Reserve Bank of India and/or Stock Exchanges in terms of the Listing Agreements entered into by the Company with the Stock Exchanges where the shares of the Company are listed, as may be applicable, and subject to such conditions and modifications, as may be prescribed by any of them in granting such approvals, consents, permissions and sanctions which may be agreed to by the Board of Directors of the Company (the ‘Board’ which term shall include any Committee which the Board of Directors may have constituted or may hereafter constitute for the time being for exercising the powers conferred on the Board of Directors by this Resolution) the consent of the members be and is hereby accorded to the Board to create, offer, issue and allot in any security including Global Depositary Receipts (GDRs), American Depositary Receipts (ADRs) convertible into equity shares, preference shares whether cumulative / redeemable / convertible at the option of the Company and / or the option of the holders of the security and / or securities linked to equity shares / preference shares and /or any other instrument or securities representing convertible securities such as Foreign Currency Convertible Bonds (FCCBs) debentures or warrants convertible or like instruments of a type issued in international jurisdictions in offerings of this nature, whether convertible into or exchangeable with depositary-receipts for underlying equity shares/ equity shares /preference shares, (the “Securities”) to be subscribed by foreign/domestic investors/ institutions and/or corporate bodies/entities including mutual funds, banks, insurance companies and / or individuals or otherwise, whether or not such persons/entities/investors are members of the Company whether in one or more

Sterlite Industries (India) Limited
Registered Office at SIPCOT Industrial Complex, Madurai Bye-Pass Road, TV Puram PO, Tuticorin — 628 002

currency, such issue and allotment to be made at such time or times in one or more tranche or tranches, at par or at such price or prices, and on such terms and conditions and in such manner as the Board may, in its absolute discretion think fit, in consultation with the lead managers, underwriters, advisors or other intermediaries provided that the issue of Securities as aforesaid shall not result in increase of the Issued, Subscribed and Paid-up Share Capital of the Company by more than 25% (twenty five per cent) of the then post-issue, Issued, Subscribed and Paid-up Equity Share Capital of the Company;

RESOLVED FURTHER THAT without prejudice to the generality of the above, the issue of Securities may have all or any terms or combination of terms including conditions in relation to payment of interest, additional interest, premium on redemption, prepayment and any other debt service payments whatsoever, and all such other terms as are provided in securities offerings of this nature including terms for issue of the Securities or variation of the conversion price of the Securities during the duration of the Securities;

RESOLVED FURTHER THAT the “relevant date” for pricing of the Securities, under the GDR/ADR/FCCB or any other mode shall be as per the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 for the time being in force will be the date thirty days prior to the date of the holding of the general meeting at which this resolution is considered and approved;

RESOLVED FURTHER THAT the Board be and is hereby authorised to appoint and enter into and execute all such arrangements/agreements, as the case may be, with lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositories, custodians and other aforesaid intermediaries in such offerings of Securities and to remunerate all such agencies/ intermediaries as may be required including the payment to such agencies/ intermediaries of commission, brokerage, fees, remuneration for their services or the like and expenses incurred in relation to the issue of Securities and also to seek the listing of such Securities on one or more Stock Exchanges, including international Stock Exchanges, wherever permissible;

RESOLVED FURTHER THAT the Board be and is hereby authorised to enter into any arrangement with any agency or body for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradeability or free transferability thereof as per the domestic and/or international practice and regulations, and under the norms and practices prevalent in securities markets in overseas jurisdictions;

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose with power to the Board to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities and utilization of proceeds including but without limitation to the creation of such mortgage/charge under Sec. 293(1)(a) of the said Act in respect of the aforesaid Securities either on pari passu basis or otherwise, as it may in its absolute discretion

Sterlite Industries (India) Limited
Registered Office at SIPCOT Industrial Complex, Madurai Bye-Pass Road, TV Puram PO, Tuticorin — 628 002
deem fit without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution;
RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Committee of Directors or the Chairman or any other officers/authorised representatives of the Company to give effect to this resolution.”

Registered Office:	By Order of the Board
SIPCOT Industrial Complex	For Sterlite Industries (India) Limited
Madurai Bypass Road,
TV Puram PO	Rajiv K.Choubey
Tuticorin, Tamil Nadu — 628 002	Company Secretary
Date: June 15, 2009
Notes:
1.	A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on a poll instead of himself or herself. The proxy need not be a member of the Company. Proxies, in order to be effective, must be received by the Company at its Registered Office, not less than 48 hours before the meeting. A proxy so appointed shall not have any right to speak at the meeting. A body corporate being a member shall be deemed to be a personally present at the meeting, if represented in accordance with the provisions of Section 187 of the Companies Act, 1956. The representative so appointed, shall have the right to appoint a proxy.

2.	Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 relating to the special business to be transacted at the meeting, is annexed therto.

3.	Members holding shares in physical form are requested to promptly notify any change in their address to the Company’s Registrar and Transfer Agent, M/s Karvy Computershare Private Limited, Plot no. 17 to 24, Vittal Rao Nagar, Madhapur, Hyderabad — 500 081. Members holding shares in dematerialized form are requested to notify the aforesaid changes to their depository participants.

4.	Members desirous of asking any questions at the General Meeting are requested to send in their questions so as to reach the Company’s Registered Office at least 7 days before the Extra-Ordinary General Meeting (EGM) so that the same can be suitably replied to.

5.	Members attending the EGM are requested to bring with them the following:

Sterlite Industries (India) Limited
Registered Office at SIPCOT Industrial Complex, Madurai Bye-Pass Road, TV Puram PO, Tuticorin — 628 002
a)	Members holding shares in dematerialized form — Details of their DP and Client Number.

b)	Members holding shares in physical form — Details of their registered Folio Number.

c)	The Attendance Slip duly completed and signed in terms of specimen signature lodged with the Company; and

d)	In case of corporate entities, the authorized representative should bring with him/her as certified true copy of the resolution passed at relevant Board/Governing body of the entity concerned. In the event such a person is desirous of appointing a proxy to represent him/her, the conditions as outlined above, as to proxy/disposition of the proxy with the Company, would apply.
6.	The Company would accept the Attendance Slip only from a member attending the EGM or from a person attending as a proxy under a valid proxy form registered with the company not less than 48 hours prior to commencement of the meeting. Attendance Slips of Members/valid proxies not personally present at the meeting or relating to proxies which are invalid will not be accepted from any other member/person.
Explanatory Statement as required under section 173(2) of the Companies Act, 1956
Item Nos.1 & 2
The Company plans to raise long term resources, inter alia, to meet fund requirements for its announced acquisitions, tie up funding requirements for proposed capital expenditure on the power projects being set up, to meet other capital expenditure requirements of the group including subsidiary/associate companies of the Company and for general corporate purposes. As the funding requirements would depend on various factors, it is considered expedient by the Board of Directors to obtain members’ consents separately for different modes of funding.
The consent of the shareholders is being sought by the Special Resolution at Item No.1 for approving an enabling authority in favour of the Board of Directors (Board), to issue Securities under the Qualified Institutional Placement (“QIP”) category to the Qualified Institutional Buyers (“QIB”) in accordance with the provisions of Chapter XIII-A of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 (“SEBI DIP Guidelines”).
Pursuant to the above, the Board may, in one or more tranches, issue or allot equity shares / fully convertible debentures / partly convertible debentures / non convertible

Sterlite Industries (India) Limited
Registered Office at SIPCOT Industrial Complex, Madurai Bye-Pass Road, TV Puram PO, Tuticorin — 628 002
debentures with warrants / any other securities (other than warrants), which are convertible into or exchangeable with equity shares on such date as may be determined by the Board but not later than 60 months from the date of allotment .
The said QIP as proposed shall be subject to the provisions of SEBI DIP Guidelines (as amended from time to time) including the pricing, as set out in the resolution. For reasons aforesaid, an enabling resolution is therefore proposed to be passed to give adequate flexibility and discretion of the Board to finalize the terms of the issue. The Securities issued pursuant to the offering would be listed on the Indian Stock Exchanges.
The Securities issued under QIP or under the international offering pursuant to offer may, if necessary, be secured by way of mortgage / hypothecation on the Company’s assets as may be finalized by the Board of Directors in consultation with securities holders / Trustees in favour of securities holder / Trustees for the holders of the Securities. As the documents to be executed between the securities holders / Trustees for the holders of the Securities and the Company may contain the power to take over the management of the Company in certain events of default, enabling approval is also sought under Section 293(1) (a) of the Companies Act, 1956.
The Shareholders approval is also being sought by the Special Resolution at Item 2 for an enabling authority in favour of the Board of Directors for making offering in the international markets in the form of Global Depositary Receipts (GDRs), American Depositary Receipts (ADRs) convertible into equity shares, preference shares whether cumulative / redeemable / convertible at the option of the Company and / or the option of the holders of the security and / or securities linked to equity shares / preference shares and /or any other instrument or securities representing convertible securities such as Foreign Currency Convertible Bonds (FCCBs) debentures or warrants convertible into depositary-receipts underlying equity shares/ equity shares /preference shares, (the “Securities”) or otherwise as the Board may decide and at such time and at such price as the Board may, in consultation with the Lead Managers, Advisors and other intermediaries, deem fit.
The proposed issue of Securities as above may be made in one or more tranches such that the Securities to be issued shall not result in increasing the then issued and subscribed equity shares of the Company by more than 25 % of the then post-issue, Issued, Subscribed and Paid-up Equity Share Capital of the Company.
Section 81(1A) of the Companies Act, 1956 and Listing Agreement entered with the Stock Exchanges, provide, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the

Sterlite Industries (India) Limited
Registered Office at SIPCOT Industrial Complex, Madurai Bye-Pass Road, TV Puram PO, Tuticorin — 628 002
equity shares of the Company, in proportion to the capital paid-up on those shares as of that date, unless the Members decide otherwise. The Special Resolutions seek the consent and authorization of the Members to the Board of Directors to make the proposed issue of Securities, in consultation with the Lead Managers, Advisors and other intermediaries and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue, keeping in view the then prevailing market conditions and in accordance with the applicable provisions of the rules, regulations or guidelines.
The Board of Directors recommends the Resolutions set out at Item No.l and Item No.2 of the accompanying Notice for the approval of the Members. None of the Directors of the Company is, in any way, concerned or interested in the said Resolutions, except to the extent of their shareholding.

Registered Office:	By Order of the Board
SIPCOT Industrial Complex	For Sterlite Industries (India) Limited
Madurai Bye Pass Road,
TV Puram PO	Rajiv K. Choubey
Tuticorin, Tamil Nadu — 628 002	Company Secretary
Date: June 15, 2009

Sterlite Industries (India) Limited
Registered Office at SIPCOT Industrial Complex, Madurai Bye-Pass Road, TV Puram PO, Tuticorin — 628 002
ATTENDANCE SLIP
To be handed over at the entrance of the meeting hall
Name of the Shareholder (IN BLOCK LETTERS)
Member’s Folio/Client Id & DP. Id
Name of the Proxy (in Block Letters) to be filled if the Proxy attends instead of the Member

No. of Shares held
I hereby record my presence at the Extra-Ordinary General meeting held on July 11, 2009 at SIPCOT Industrial Complex, Madurai Bye-pass Road, T. V Puram PO, Tuticorin — 628 002, Tamil Nadu.

Member’s/Proxy’s Signature
NOTES :
1.	To be signed at the time of handing over this slip.

2.	Shareholders are requested to advise, indicating their folio number, the change in their address, if any, to the Company.
------------------------------------------------------------------------TEAR HERE------------------------------------------------------------------------
PROXY FORM

Regd. Folio No.	:	No. of shares	:
DP ID No.	:
Client ID No	.:
I/We                                                                                                                                                                                                                 of

being a member / members of Sterlite Industries (I) Ltd., do hereby appoint                                                                                                                    of                                                                                                                                                                                                                           or failing him/her                                                                                                                                                                                                      of                                                                                                                                                                                                                           as my / our proxy to attend and vote for me / us on my / our behalf at the Extra-Ordinary General Meeting of the Company to be held on Saturday, July 11, 2009 at 12.30 PM. at SIPCOT

Sterlite Industries (India) Limited
Registered Office at SIPCOT Industrial Complex, Madurai Bye-Pass Road, TV Puram PO, Tuticorin — 628 002
Industrial Complex, Madurai Bye-pass Road, T. V Puram PO, Tuticorin — 628 002, Tamil Nadu or at any adjournment thereof.

Signed	Affix

Date	Re.1/-

Revenue
Stamp
NOTE :
1.	The instrument of Proxy form shall be deposited at the Registered Office of the Company not less than 48 hours before holding of the Meeting.

2.	The form should be signed across the stamp as per specimen signature registered with the Company.

3.	A proxy need not be a member.